LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

—————

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2007	nquint@luselaw.com

October 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.:	David Lin, Esq.

Re:	TEB Bancorp, Inc. (Registration No. 333-227307)

Registration Statement on Form S-1

Dear Mr. Lin:

On behalf of TEB Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated October 9, 2018, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

1.	Please revise your prospectus summary to disclose that your auditor has issued a going concern opinion on your audited financial statements.

Page 7 has been revised, as requested.

2.	In the last paragraph on page 104, please delete the qualification that "management believes" or explain to us why such qualification is appropriate under Instruction 4 to Item 404(a) of Regulation S-K.

Page 108 has been revised, as requested.

3.	Please provide the disclosure required by Instruction 1 to Item 404 of Regulation S-K for the two years preceding your last fiscal year.

Page 108 has been revised, as requested.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

October 25, 2018

4.	Please revise your summary compensation and director compensation tables to include the last full fiscal year prior to the nine months ended June 30, 2018. For more information, please refer to Regulation S-K C&DI 217.05.

Pages 110 and 112 have been revised, as requested.

5.	Please add risk factor disclosure regarding the exclusive forum provision disclosed on page 133.

Page 34 has been revised, as requested.

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither the Company nor any person authorized to act on its behalf has provided or intends to provide potential investors with any written communications contemplated by Section 5(d) of the Securities Act.

* * * * *

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Kip Weissman of this office at (202) 274-2029 as soon as possible if it has any further comments.

Respectfully, /s/ Ned Quint Ned Quint

cc:	John P. Matter, President and

Chief Executive Officer

Kip Weissman, Esq.